UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Changes of 15% or More in Sales or Profits/Losses

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

※ Note that this disclosure is stated by the concerned company, thus the details may be changed according to audit results. Refer to the disclosure “Submission of Audit Report” for finalized details.

1. Type of financial statements	Consolidated Basis

2. Details of changes (KRW thou.)	Current fiscal year (FY2023)	Previous fiscal year (FY2022)	Amount increased/ decreased	Increase/ decrease rate (%)

- Sales	43,135,165,096	35,822,193,925	7,312,971,171	20.4

- Operating income	2,305,324,664	1,606,262,839	699,061,825	43.5

- Net income from continuing operation before income tax	1,926,662,103	954,701,283	971,960,820	101.8

- Net income	1,422,219,331	630,100,500	792,118,831	125.7

- Classified as a large-sized corporation?	Yes

3. Financial status (KRW thou.)	Current fiscal year (FY2023)		Previous fiscal year (FY2022)

- Total assets	49,934,296,481		45,559,240,327

- Total liabilities	17,083,327,051		13,345,838,542

- Total shareholders’ equity	32,850,969,430		32,213,401,785

- Capital stock	482,403,125		482,403,125

- Total shareholders’ equity/capital stock ratio (%)	6,809.9		6,677.7

4. Main causes for changes in sales or profits/losses amount

Increase in duration of sales period in FY2023

(FY 2022: March 1, 2022 ~ December 31, 2022)

(FY 2023: January 1, 2023 ~ December 31, 2023)

And increase in the number of subsidiary companies

(End of FY2022: 20 companies, End of FY2023: 33 companies)

5. Date of board resolution (decision date)	January 23, 2024

6. Other matters to be factored into investment decisions

※ Related disclosure

- POSCO is newly established company followed by a vertical spin-off of POSCO HOLDINGS’ steel business in March 2022 and therefore, above data of FY2022 does not include POSCO’s performance from January to February 2022.

- The above earnings information is prepared on a consolidated basis in accordance with K-IFRS (Korean International Financial Reporting Standards).

- The information above has been prepared prior to being audited by outside auditors, solely for the convenience of investors of the Company, and is subject to change in the review process.

- Above 5. Date of board resolution(decision date) is the submission date of pre-audited financial statements to the Securities & Futures Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 23, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President